TRANSLATION CERTIFICATE

TO: Timmins Gold Corp. (the "Company")

I refer to the Mining Agreement between Peal Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. dated September 15, 2009 regarding mining operations, including all schedules appended thereto (the "**Agreement**").

I, Leslie L. Kapusianyk, hereby certify that the English version of the Agreement is, in all material respects, an accurate translation of the Spanish language version thereof.

In providing this certificate I am relying solely on the two certificates of T. Carolina Casanova dated February 6, 2014 and the certificate of Artem Furman of Transperfect Translations, Inc. dated February 6, 2014 attached as Exhibits 1-3 to this certificate.

DATED at Vancouver, British Columbia this 6th day of February, 2014.

Name: Leslie Kapusianyk
Secretary and Corporate Counsel
Timmins Gold Corp.